Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Personal Airline Exchange, Inc.
805 PASEO DEL ROBLEDO
THOUSAND OAKS, CA 91360
www.pax.aero

Up to $107,000.00 in Common Stock at $1.00
Minimum Target Amount: $10,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Personal Airline Exchange, Inc.
Address: 805 PASEO DEL ROBLEDO, THOUSAND OAKS, CA 91360
State of Incorporation: DE
Date Incorporated: January 29, 2008

Terms:

Equity

Offering Minimum: $10,000.00 | 10,000 shares of Common Stock
Offering Maximum: $107,000.00 | 107,000 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $1.00
Minimum Investment Amount (per investor): $300.00

If we reach our $107,000 goal

One investor randomly selected to receive a same day, round trip on a business aircraft for up to four passengers; up to one hour flight time for each segment

Four investors randomly selected to receive a coupon good for one seat on a PAX flight

One entry for every 100 shares purchased

Winners selected within 30 days of completion of fundraising

Perks

If you invest $476 to $1,427, you will receive a coupon good for 10% off a PAX flight

If you invest $1,428 to $4,759, you will receive two coupons each good for 20% off a PAX flight

If you invest $4,760 and higher, you will receive four coupons each good for 40% off a PAX flight

All perks are awarded after the offering is closed. Flight coupon Perks are contingent upon launch of the service and availability of flights, which is not guaranteed.

The Company and its Business

Company Overview

The Personal Airline Exchange (PAX) operates as a Two Sided Market, linking business travelers to aviation charter operators. The system implements behavorial economics to manage multi-party negotiations, which empowers travelers to make better and faster on-demand requests for air travel and then aggregate with other travelers to achieve per-seat pricing. PAX uses proprietary flight planning and optimization algorithms to improve flight operations, providing better flight schedules for oprators and reduced costs for travelers. The service addresses the regional travel of 150-400 miles not served by airlines, in which driving is the main option. At about $2.00 per mile/seat, it is competitive with driving but four times faster.

Competitors and Industry

Private aviation companies that are trying to disrupt the market, a partial list: JetSmarter, SurfAir, BlackBird, WheelsUp, and Victor. Most of these competitors sell private charter as their main offering. Their business models are based on membership and subscription models that inhibit Network Effect and the scaling of the service. A per-seat, on-demand charter solution needs a complex negotiation system in order to successfully and consistently aggregate passengers onto flights.

Current Stage and Roadmap

The company ran a market validation prototype in 2015 for ski resort travelers from Denver to Telluride Colorado. The results showed strong demand for per-seat, on-demand travel but highlighted obstacles to getting multiple parties onto a common flight, which is critical to achieving per-seat pricing competitive with airlines and driving. Using software simulation programs, we found that even with a large user base the aggregation challenge would not be solved through organic aggregation. In 2016 the company did a hard pivot and paused operations and cash burn. The founders proceeded on a methodical Market Design process, deconstructing the existing travel markets, and then designing the new service. From this effort we identified where key technology was needed to make the business model viable. The founders drew on our experience in private aviation, allowing us to design a solution that achieves the goal of on-demand per-seat air travel, with tools that benefit both travelers (the buyers) and charter operators (the sellers). The Intellectual Property we created leverages advances in economics (behavioral economics), complex math, and proprietary algorithms for flight planning and optimization. The company proved the success of the new IP in simulations in 2017/2018. We sought venture capital funding in 2018 but did not close a round. The company closed Seed funding in January 2019 to build the new version of the application and launch the service. The venture capital firms who showed interest in PAX would like to see revenue and user traction to continue conversations. PAX has enough funding to complete the product and launch the service, providing revenue and user traction data by mid-2019. Our use of a crowd funding platform is to drive incremental investment prior to closing a venture capital Series A round, and to attract users to the site and service.

The Team

Officers and Directors

Name: Michael Azzarello

Michael Azzarello's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO
  Dates of Service: June 01, 2014 - Present
  Responsibilities: Oversee product development, fund raising, recruitment of suppliers, business development, marketing and sales.

- **Position:** Chairman of the Board
  Dates of Service: January 01, 2014 - Present
  Responsibilities: Board Chairman. Runs Board meetings, monitors compliance and government filings. Leads funding and strategy direction and discussions.

- **Position:** Secretary
  Dates of Service: January 01, 2014 - Present
  Responsibilities: Official Secretary of the Corporation. Reviews Board related filings, insures compliance with company Bylaws, various government filings and meeting various funding covenants.

Name: Bruce Sawhill, PhD.

Bruce Sawhill, PhD.'s current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Founder & Chief Technology
  Dates of Service: January 01, 2015 - Present
  Responsibilities: Research, solve and create complex science solutions and algorithms specific to the per-seat, on-demand air charter industry.

Other business experience in the past three years:

- **Employer:** UC Santa Cruz
  Title: Adjunct Professor, Computer Engineering
  Dates of Service: June 01, 2012 - Present
  Responsibilities: I work in the Autonomous Systems Lab. We develop and test algorithms for navigation, guidance and control of fully autonomous air vehicles. We investigate challenges in the areas of dynamic optimization and distributed computation.

Other business experience in the past three years:

- **Employer:** US Air Force
  Title: Senior Consultant
  Dates of Service: January 01, 2016 - September 01, 2017

Responsibilities: Consulted with AASI and USAF Air Mobility Command at Scott AFB/St. Louis. I developed robust optimization of airborne aircraft refueling. I used a bidding algorithm for the highly unpredictable nature of combat refueling demand.

Name: Ray Gedert

Ray Gedert's current primary role is with Money Mailer of South Bay. Ray Gedert currently services 1 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director
  Dates of Service: January 01, 2015 - Present
  Responsibilities: Board Director. Provides Marketing expertise to assist the company in its Go To Market strategy.

Other business experience in the past three years:

- **Employer:** Money Mailer of South Bay
  Title: Owner
  Dates of Service: January 01, 2013 - Present
  Responsibilities: Franchise owner, responsible for executive management and operations. Focus is on expanding advertising market share in the South Bay (Los Angeles area) territory.

Name: George Lebeau

George Lebeau's current primary role is with Segel Group Limited. George Lebeau currently services .5 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director
  Dates of Service: January 01, 2015 - Present
  Responsibilities: Board of Directors. Provides business strategy expertise and advice. Reviews financial models, business models, and funding options.

Other business experience in the past three years:

- **Employer:** Segel Group Limited
  Title: Business Manager
  Dates of Service: May 01, 2009 - Present
  Responsibilities: Manage office staff, collect and monitor operations data on various Segel Group investments. Review and recommend on new investment

opportunities.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Shares should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Common Shares purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed

The Company, is offering Common Shares in the amount of up to $107,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financing in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Some of our products are still in prototype phase and might never be operational products

It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties

We are currently in the research and development stage and have only manufactured a prototype for our Shared Charter Booking System. Delays or cost overruns in the development of our Shared Charter Booking System and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in algorithm design, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with Voting Rights

The Common Shares that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

Insufficient Funds

The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We are an early stage company and have not yet generated any profits
Personal Airline Exchange started its new business model operations in October 31, 2014 when we did a name change from Jetlimo Inc. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Personal Airline Exchange has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal,

human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell product is dependent on the outside government regulation such as the FAA (Federal Aviation Administration), DOT (Department of Transportation) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our [shareholders]. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our [shareholders] and will have no such right.

Aviation and Travel Industry Risks

Aviation is highly regulated in the US at the Federal Level. While the company is believed to be in compliance with Federal Regulations that pertain to our operation, there is no assurance that a rule change will not change this, making further operations difficult or impossible. Additionally selected states have regulations specific to sellers of travel. The company is in compliance with the Seller of Travel laws in all states and is registered in California, where are operate. The company will file for certification in the remaining states that require certification: Florida, Hawaii, Iowa, Nevada, and Washington.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Michael Azzarello	1,369,028	Common Stock	37.0

The Company's Securities

The Company has authorized Common Stock, Convertible Note $5000, and Convertible Note $75,000. As part of the Regulation Crowdfunding raise, the Company will be offering up to 107,000 of Common Stock.

Common Stock

The amount of security authorized is 25,000,000 with a total of 3,625,266 outstanding.

Voting Rights

One class of shares, common, which have voting rights.

Material Rights

There are no material rights associated with Common Stock.

Convertible Note $5000

The security will convert into Common stock and the terms of the Convertible Note $5000 are outlined below:

Amount outstanding: $5,000.00
Maturity Date: May 02, 2019
Interest Rate: 5.0%
Discount Rate: 15.0%
Valuation Cap: $5,000,000.00
Conversion Trigger: Funding Round of at least $2.5M

Material Rights

There are no material rights associated with Convertible Note $5000.

Convertible Note $75,000

The security will convert into Common stock and the terms of the Convertible Note $75,000 are outlined below:

Amount outstanding: $75,000.00

Maturity Date: January 25, 2024
Interest Rate: 7.78%
Discount Rate: 0.0%
Valuation Cap: $3,600,000.00
Conversion Trigger: Series A Funding Event

Material Rights

There are no material rights associated with Convertible Note $75,000.

What it means to be a minority holder

As a minority holder of Common Stock of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $30,100.00
  Number of Securities Sold: 30,100
  Use of proceeds: Business development, product design and research.
  Date: December 29, 2017
  Offering exemption relied upon: Regulation CF

- **Type of security sold:** Convertible Note
  Final amount sold: $5,000.00
  Use of proceeds: Research & Development
  Date: May 02, 2016
  Offering exemption relied upon: Section 4(a)(2)

- **Type of security sold:** Convertible Note
  Final amount sold: $75,000.00
  Use of proceeds: Product development and launch of service
  Date: January 25, 2019
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

The company launched service in 2015 with a prototype system. Seeing the need for significant product and technology development, the company halted active sales of the Per-Seat service in 2016 to reduce salary and marketing expenses. The company had a private charter sale in 2017 to a person that is familar with our company. No active sales or marketing in 2018 and no revenue. The company did extensive research, simulation testing in 2018 in addition to fund raising activities. Mike Azzarello, Founder and CEO, advanced funds as necessary to keep the company operational 2016-2018. In January 2019 the company closed a Convertible Note for $75,000 to fund product development of the new technology and fund marketing expenses to promote the service. The company anticipates generating revenue within a short period of time after product release and marketing plan launch.

Historical results and cash flows:

Bruce Sawhill drew a modest salary in 2017 and 2018 so as to be able to focus 100% of his time on the development of key intellectual property needed for product development. There was an intial start of product development in 2017, under IT Professional Services, but more research was needed. This work was suspended and then restarted in Q1 of 2019. The company's future plans are to use funds from the January 2019 Convertible Note to fund marketing and sales expenses for the new product release. Funds from the StartEngine crowd funding campaign will be applied for marketing and sales expenses as well as product development and salaries for executives and staff.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

Seed investment through a Convertible Note from a private investor in January 2019 for $75,000 to build and launch the new product. The product is pre-funded with our development partner KiwiTech. The company has funds on hand and through additional loans from the founders to operate through 2019. Expenses can be limited to marketing and customer service staff, and sold flights will be break-even or positive cash flow. This reduced burn rate, only necessary if we do not raise funds, allows the company to show traction and potentially close a Series A round.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

This campaign funds continued operations while we pursue an anticipated Series A round, through a venture firm or a crowd campaign under Reg D 506c from Accredited Investors. Revenue is anticipated at product launch.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised

from the crowdfunding campaign?)

The funds from this campaign are necessary to operate at the marketing and support level to build operating data for anticipated future funding. Operating in a reduced spend model hampers growth and traction data, making future funding more difficult and at less favorable terms. This campaign at our maximum target will make up 67% of funds available to the company in Q2 2019.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

Minimum investment will allow operations through December 2019. Expenses are Product Development and Customer Service salaries.

How long will you be able to operate the company if you raise your maximum funding goal?

The company will still operate through 2019 but will have reached more target users through expanded marketing and be able to invest more in continued product development.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc…)

Additional sources of capital include early Seed Investors who have stated additional investment is possible when operations start. Other sources of funding is from early investors who hold stock warrants that can be exercised. KiwiTech, our development partner, has a Venture unit that invests in their portfolio companies once we have revenue above $20,000/month. The founders are seeking Lines of credit for working capital, including offering personal gurantees by the Officers.

Indebtedness

- **Creditor:** Crowd Fund Investor Convertible Note
  Amount Owed: $5,000.00
  Interest Rate: 5.0%
  Maturity Date: May 02, 2019
  Convertible Note

- **Creditor:** Mackinac Trust
  Amount Owed: $75,000.00
  Interest Rate: 7.78%

Maturity Date: January 25, 2024
Convertible Note

Related Party Transactions

- **Name of Entity:** Mackinac Trust
  Names of 20% owners: Mike Azzarello
  Relationship to Company: The Convertible Note January 2019 was funded by a Trust in which some of Michael Azzarello's children are beneficiaries.
  Nature / amount of interest in the transaction: Convertible Note for $75,000 in January 2019. The Trust has no other interest or involvement in PAX.
  Material Terms: Convertible note of $75,000, interest rate of 7.78%, maturity date of 01/25/2024. Conversion at a funding event at $1.00/share.

Valuation

Pre-Money Valuation: $3,625,266.00

Valuation Details:

This is the valuation used in our Seed round in 2014 to launch The Personal Airline Exchange. The company decided to maintain the same valuation for participants of this crowd funding campaign as incentive to invest early. The valuation of the company is a compilation based on multiple inputs: technology startups that include Stanford alum average $4M at launch (StartX); the intellectual property already created and under development by Dr Sawhill have patent potential and applicability across multiple industries; Dr Sawhill has a proven track record of creating unique and effective solutions for complex aviation logistic problems, evidence by DayJet, USAF contract and patent awards; the air travel industry is seeing attempts at disruption with several companies showing high valuations pre-revenue and high multiples of revenue valuation post-revenue e.g. SurfAir, Jetsmarter, Victor, Blackbird; there is active interest in short distance regional air travel by companies outside of the aviation industry, i.e. AirBNB and Uber.

Use of Proceeds

If we raise the Target Offering Amount of $10,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  6.0%

- *Research & Development*
  19.0%
  There are multiple versions of the key IP being designed. These will be developed and deployed using Funds.

- *Marketing*
  45.0%
  Focus on LinkedIn, direct mail, Google Search ads to target specific users in the launch geography.

- *Company Employment*
  20.0%
  Salary for founders at minimal levels. Customer service staff to support sales, back office functions and marketing.

- *Working Capital*
  10.0%
  There are required deposits to secure aircraft for flight. This provides funds to secure "lift", and wait for funds distribution from our payment processing service.

If we raise the over allotment amount of $107,000.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  6.0%

- *Research & Development*
  19.0%
  There are multiple versions of the key IP being designed. These will be developed and deployed using Funds.

- *Marketing*
  45.0%
  Focus on LinkedIn, direct mail, Google Search ads to target specific users in the launch geography.

- *Company Employment*
  20.0%
  Salary for founders at minimal levels. Customer service staff to support sales, back office functions and marketing.

- *Working Capital*
  10.0%
  There are required deposits to secure aircraft for flight. This provides funds to secure "lift", and wait for funds distribution from our payment processing service.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 29 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at www.pax.aero (https://personalairlineexchange.com/your-time-machine/updates-news/).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/the-personal-airline

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Personal Airline Exchange, Inc.

[See attached]

I, Michael Azzarello, the Chief Executive Officer of Personal Airline Exchange, Inc., hereby certify that the financial statements of Personal Airline Exchange, Inc. and notes thereto for the periods ending 2017 and 2018 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year 2018 the amounts reported on our tax returns were total income of $ 0.00; taxable income of -$25,198.48 and total tax of $0.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the April 3, 2019.



_____ (Signature)

Chief Executive Officer _____ (Title)

April 3, 2019 (Date)

Personal Airline Exchange, Inc.
Balance Sheet
As of March 31, 2019

	Mar 31, 19
ASSETS	
Current Assets	
Checking/Savings	
PAX Checking	54,156.43
Total Checking/Savings	54,156.43
Accounts Receivable	
Accounts Receivable	-40.44
Total Accounts Receivable	-40.44
Total Current Assets	54,115.99
TOTAL ASSETS	**54,115.99**
LIABILITIES & EQUITY	
Liabilities	
Long Term Liabilities	
Convertible Note Jan 2018	75,000.00
Crowd Funder May 2016 Series 1	5,000.00
Total Long Term Liabilities	80,000.00
Total Liabilities	80,000.00
Equity	
Capital Stock	695,258.68
Opening Balance Equity	1,114.59
Retained Earnings	-720,209.70
Net Income	-2,047.58
Total Equity	-25,884.01
TOTAL LIABILITIES & EQUITY	**54,115.99**

Personal Airline Exchange, Inc.
Balance Sheet
As of December 31, 2018

	Dec 31, 18	Dec 31, 17
ASSETS		
Current Assets		
Checking/Savings		
PAX Checking	76.65	11,282.66
Total Checking/Savings	76.65	11,282.66
Accounts Receivable		
Accounts Receivable	-40.44	-40.44
Total Accounts Receivable	-40.44	-40.44
Total Current Assets	36.21	11,242.22
TOTAL ASSETS	**36.21**	**11,242.22**
LIABILITIES & EQUITY		
Liabilities		
Current Liabilities		
Other Current Liabilities		
Azzarello Loan	18,872.64	18,669.66
Total Other Current Liabilities	18,872.64	18,669.66
Total Current Liabilities	18,872.64	18,669.66
Long Term Liabilities		
Crowd Funder May 2016 Series 1	5,000.00	5,000.00
Total Long Term Liabilities	5,000.00	5,000.00
Total Liabilities	23,872.64	23,669.66
Equity		
Capital Stock	695,258.68	681,469.19
Opening Balance Equity	1,114.59	1,114.59
Retained Earnings	-695,011.22	-676,015.44
Net Income	-25,198.48	-18,995.78
Total Equity	-23,836.43	-12,427.44
TOTAL LIABILITIES & EQUITY	**36.21**	**11,242.22**

Personal Airline Exchange, Inc.
Profit & Loss
January through December 2018

	Jan - Dec 18
Ordinary Income/Expense	
Expense	
Advertising and Promotion	554.00
Automobile Expense	389.79
Bank Service Charges	127.27
Business Licenses & Fees	39.00
Business Licenses and Permits	535.00
Computer and Internet Expenses	512.17
Dues and Subscriptions	626.95
Income Tax	829.00
IT Infrasturcture	
Hosting Services	1,006.35
Internet	391.40
IT Infrasturcture - Other	1,637.94
Total IT Infrasturcture	3,035.69
Meals and Entertainment	1,629.28
Office Supplies	434.94
Payroll Expenses	
Federal Payroll Taxes	2,106.00
State Payroll Taxes	576.95
Payroll Expenses - Other	288.00
Total Payroll Expenses	2,970.95
Postage and Delivery	45.00
Professional Fees	500.00
Salaries	
Management	10,816.05
Total Salaries	10,816.05
Telephone Expense	779.51
Travel Expense	1,373.88
Total Expense	25,198.48
Net Ordinary Income	-25,198.48
Net Income	**-25,198.48**

Personal Airline Exchange, Inc.
Profit & Loss
January through December 2017

	Jan - Dec 17
Ordinary Income/Expense	
Income	
Sales	
Whole Plane Charter	4,786.00
Sales - Other	339.00
Total Sales	5,125.00
Total Income	5,125.00
Cost of Goods Sold	
Charter Services	3,910.00
Total COGS	3,910.00
Gross Profit	1,215.00
Expense	
Advertising and Promotion	797.45
Automobile Expense	17.60
Bank Service Charges	553.03
Business Licenses & Fees	100.00
Business Licenses and Permits	519.00
Computer and Internet Expenses	60.88
Dues and Subscriptions	70.00
Federal Excise Tax	338.95
Income Tax	876.45
IT Infrasturcture	
Hosting Services	2,000.86
Internet	60.49
IT Professional Services	10,000.00
IT Infrasturcture - Other	1,263.89
Total IT Infrasturcture	13,325.24
Meals and Entertainment	41.69
Office Supplies	49.99
Postage and Delivery	24.24
Professional Fees	355.00
Reconciliation Discrepancies	16.00
Salaries	
Management	1,371.75
Total Salaries	1,371.75
Telephone Expense	783.18
Travel Expense	910.33
Total Expense	20,210.78
Net Ordinary Income	-18,995.78
Net Income	**-18,995.78**

Personal Airline Exchange, Inc.
Statement of Cash Flows
Years 2017 and 2018
(unaudited)

	Jan - Dec 18	Jan - Dec 17
OPERATING ACTIVITIES		
Net Income	-25198.48	-18995.78
Adjustments to reconcile Net Income		
to net cash provided by operations:		
Deposits & Retainers		
Merchant Services Reserve		
Accounts Payable		
Azzarello Loan	202.98	15960.00
Net cash provided by Operating Activities	-24995.50	-3035.78
FINANCING ACTIVITIES		
Capital Stock	13,789.49	13894.00
Convertible Note		
Net cash provided by Financing Activities	13789.49	13894.00
Net cash increase for period	-11206.01	10858.22
Cash at beginning of period	11282.66	424.44
Cash at end of period	76.65	11282.66

Personal Airline Exchange, Inc.
Statement of Change in Equity
As of December 31, 2018
(unaudited)

| | Common Stock | | Retained | Total |
	Shares	Amount	Earnings	Equity
December 31, 2016	3,595,166	$ 667,575	$ (676,015)	$ (8,438)
Common Stock	15,107	$ 13,894		
Net Income/Loss			($18,995)	$ (18,995)
December 31, 2017	3,610,273	$ 681,469	$ (695,011)	$ (27,433)
Common Stock	14,993	$ 13,789		$ 13,789
Net Income/Loss			$ (25,198)	$ (25,198)
December 31, 2018	3,625,266	$ 695,258	$ (720,209)	$ (38,842)

NOTES: Single Crowd Funding campaign in 2017/2018 with multiple distributions across the two years.

Notes to the Consolidated Financial Statements
(unaudited)

Note 1 - Business and Nature of Operations

Personal Airline Exchange, Inc. was formed in 2014 in Delaware, with offices in California. The financial statements of Personal Airline Exchange, Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP"). The Company's headquarters are located in Santa Monica California.

Formation, Incorporation and Name Change:
Mike Azzarello formed a Limited Liability Company in 2003 for an asset management business. In 2008 the assets were disposed of, so Mike Azzarello converted the LLC to a C Corporation through Haynes Boone of Irvine California. This company operated as Jetlimo from 2008 until 2014 with revenue from private charter sales and licensing of software tools specific to the Part 135 air charter business. When Bruce Sawhill and Mike Azzarello created the new business model for per-seat, on-demand charter, the company did a name change in 2014 to reflect this new service, to Personal Airline Exchange, Inc.

Personal Airline Exchange, Inc. (PAX) is an online company that provides a marketplace platform to allow the request, negotiation and sale of jet charter flights. Unique to PAX is the ability for multiple users to hold virtual negotiations with each other, grouping together enough parties to form a flight, e.g. twenty people negotiating thru an online agent to find six passengers to fill a flight. Once a flight is created, it is submitted to charter operators through a bidding system. The PAX system makes extensive use of advance computer science, cognitive artificial intelligence, and proprietary flight optimization algorithms.
PAX, as a platform, adds a markup fee to what operators bid, and charges users a transaction fee for completing a sale.

The company has a track record of making charter sales through an online platform. The customer base is existing charter customers, and airline customers that are willing and able to pay for improved service. Currently PAX has contacts of over 6,000 people who have shown interest in PAX service.

In 2015 the Company booked charter flights based on the active promotion of the site with a focus on the ski season market in Colorado. Charter revenue from the pilot launch was $55,000. While the results were positive, it was clear that reaching a sustainable position with a scalable mode was still far off. PAX management consulted with the Board and our lead investors to review the options. An unanimous decision was made to scale down PAX activities to a minimize cash burn for 2016/2017. During this time, the Company pursued the new design. The research performed covered many disciplines: Computer Science, Agent Based Negotiations, Economics/Market Design, and Artificial Intelligence. There were virtually no expenses for PAX during this period, but without active marketing efforts, there was also no revenue.

Even with no active marketing, the company has sold charter flights based on people finding the site and then contacting the Company through the systems - September 2017 the Company sold $5,000 of charter revenue as example.

The Company's current cash position is $54,000.

The company is targeting 10-15% gross margin on sales, which is aligned with typical charges be charter brokers. Margin from other sources is possible, e.g. cancellation fees.

With a more sophisticated application and marketing spend, the sales volume is expected to be greater than the prototype phase previously performed.

Note 2 - Summary of Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

> Level 1 – Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

> Level 2 – Include other inputs that are directly or indirectly observable in the marketplace.

> Level 3 – Unobservable inputs which are supported by little or no market activity.

The fair hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2016 and 2015. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For purpose of the state of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition

The Company will recognize revenues from the sale of services directly to the consumer, reseller, or broker when (a) persuasive evidence that an agreement exists; (b) the service (flight) has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Income Taxes

The Company is taxed as a Corporation. Under these provisions, the Company pays federal corporate income taxes on its taxable income. The Company will pay state income taxes at the state(s) corporate rate(s).

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United State of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporate up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplement guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

Note 3 - Debt

The Company has an outstanding convertible note totaling $5,000 with one individual from a previous capital raise. Interest will accrue under the Note at 5% per annum, and all unpaid principal and interest shall be due on the earliest of (i) May 2, 2019; (ii) the closing of a Change of Control Event; (iii) conversion to common stock upon an equity financing of at least $2,000,000. Note holder requested a one year extension in anticipation of a capital event.

The Company has an outstanding convertible note totaling $75,000 with a Trust originated January 2019. Interest will accrue under the Note at 7.78% per annum, and all unpaid principal and interest shall be due on the earliest of (i) January 25, 2024; (ii) the closing of a Change of Control Event; (iii) conversion to common stock upon an equity financing of at least $2,000,000.

Note 4 – Commitments and Contingencies

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

Note 5 – Stockholders' Equity

Common Shares
The Company has authorized 25,000,000 common shares and issued 3,625,266 common shares, par value $0.002 per share.

Note 6 – Related Party Transactions

The Convertible Note January 2019 was funded by a Trust in which some of Michael Azzarello's children are beneficiaries. Michael Azzarello has no interest in the Trust as grantor or Trustee or in any other capacity.

Note 7 – Subsequent Events

The Company has evaluated subsequent events that occurred after December 31, 2018.

The company closed a Convertible Note in January 2019 for $75,000, details listed in the Debt section of Notes above.

The company has funded the product development of its new "WingTips" system with KiwiTech LLC.

The Company's cash position is $54,000 as of March 1, 2019.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

This offering is not live or open to the public at this moment.

▶ PLAY VIDEO

0
Investors

$0.00
Raised of $10K - $107K goal

♡

PAX

Personal Airline, Incorporated
Air charter meets AI for custom travel

● Small OPO   🏠 THOUSAND OAKS, CA   🏷 Data/Analytics   ⊕ Accepting International Investment

Overview   Team   Terms   Updates   Comments   **Share**

The Personal Airline leverages data science with machine learning to provide low-cost, on-demand personal regional air travel.

*Be a **Founding Investor!** Product release expected **mid 2019***

The Personal Airline is the new mode of transportation for regional trips!

As companies like Uber and Lyft are pushing through their IPO's, the world is realizing transportation is due to be disrupted and will value companies accordingly. Aviation has lagged behind in this disruption, but its time has come. PAX is giving StartEngine investors the option to come on board and join the company at the same valuation when it was just an idea between friends. Since the Seed round in 2014, we have done several years of programming, simulations and testing to help us build a platform to help us realize our dream of a better air travel service for regional trips. We believe this work has improved our odds of delivering a platform that drives a new air travel model.



The Cirrus Vision Jet is an example of aircraft The Personal Airline uses to fly passengers at 300 mph on regional trips

---

"It's kind of fun to do the impossible."

- Walt Disney

---

*"Bruce Sawhill and I share a vision of high speed travel on business aircraft at the low cost of driving or airlines. Both of us started companies previously, and both of us hit the 'scale wall', constraining service adoption. **The Personal Airline** is the intersection of our collective experience with technology and science to breakthrough this obstacle. The anticipated App release this quarter provides business travelers a huge productivity boost for their regional travel - travel four times faster than driving at costs comparable with airlines or driving. From the research we have completed, we plan to file multiple patent applications. The opportunity is explained below. This is groundbreaking, so ask me questions about anything in the campaign.*
Thank you for your interest in The Personal Airline!"

-Mike Azzarello
Founder and CEO

Our Mission

Based on the research and simulations that proved the effectiveness of our algorithms, The Personal Airline secured investment to build and release the new App. The groundbreaking part of our research is allowing each user to make an "on demand" request for a flight - you state exactly what you want the flight to be - days, airports, times. Then our AI based technology provides negotiation guidance to get your flight request aligned with other travelers, resulting in a "Per-Seat, On-Demand flight." The high speed and convenience of business aircraft charter at low cost through a smart facilitated negotiation!

The decision to pursue Crowd Funding is because if you're a crowd funding investor you are a likely PAX user - you have places to go, people to see and your time is valuable.

With imminent release of the product, this investment is an inflection point. Upon product release we hope to generate revenue within a few weeks because we do not need to buy aircraft, lease facilities, or train pilots - we leverage existing resources. If we are successful at generating revenue, our funding posture could potentially change due to demonstration of market traction. Our plans are to pursue more funding rounds this year and in 2020.

The Offering

Investment

$1.00/share of Common Stock | When you invest you are betting the company's future value will exceed $3.7M.

If we reach our $107,000 goal

- One investor randomly selected to receive a same day, round trip on a business aircraft for up to four passengers; up to one hour flight time for each segment
- Four investors randomly selected to receive a coupon good for one seat on a PAX flight

One entry for every 100 shares purchased
Winners selected within 30 days of completion of fundraising

Perks

If you invest $476 to $1,427, you will receive a coupon good for 10% off a PAX flight
If you invest $1,428 to $4,759, you will receive two coupons each good for 20% off a PAX flight
If you invest $4,760 and higher, you will receive four coupons each good for 40% off a PAX flight

**All perks are awarded after the offering is closed. Flight coupon Perks are contingent upon launch of the service and availability of flights, which is not guaranteed.*

The Personal Airline Journey

Mike and Bruce each founded companies in the air travel space. We joined forces in 2014 to address the obstacles preventing the new travel model from launching. This is important because the service brings amazing benefits to travelers. Regional trips are often driven because airlines do not have direct flights to nearby airports. Airlines use about 300 airports in the US, **The Personal Airline uses over 5,000!** But a method to combine passengers' requests into flights is needed, otherwise we are just selling private charter at ridiculously expensive prices. The prototype launched with a charter operator out of Denver for flights to ski areas using aircraft like the the Beechcraft King Air. We generated lots of requests for flights, but they didn't match, so it was difficult to get multiple passengers on the same flight. We made a hard pivot, stopping the prototype and moving towards a *Market Design* process, and tested our design by writing simulation programs.



Beechcraft King Air C90

WingTips is Born!

WingTips is the code name for the key intellectual property driving The Personal Airline. Our shared knowledge and experience combined with Bruce's expertise in complex problem solving created the technology that allows multiple users to simultaneously make flight requests, carry on a multi-party negotiation with no direct communication, and be offered flights that meet each user's unique travel requirements.


Two-Sided Market
PAX
Passengers
PAX
Charter Operators
Passengers get AI guidance to create and share flights
Charter Operators get optimized itineraries to fly economically

The Personal Airline business model is designed to build PAX as a platform.
We operate as an intermediary between user (buyers) and operators (suppliers), our model is designed as a Two Sided Market, which provides value to both "buyer" and "seller" sides of the market, creating a virtuous cycle that achieves *network effect* to drive growth. Business model focus is on low friction sales for users and high value flights for operators. We are especially focused on eliminating potential "barriers to join" for users. Anyone and everyone should be able to use PAX and if they find a flight that works, book it with ease.

Development Stage

The MVP product build started on March 1, 2019 with our development partner KiwiTech. The WingTips code is complete, and that forms the high-value part of the system to link users to each other to form flights. But we also need to build a complete booking and reservation system including management of our suppliers; FAA certified Part 135 charter operators. Also need all the other normal airline system requirements like payment processing, change management, administration screens, and customer service screens The system build targeted 90-120 days to release the first working version of the system for both web and mobile responsive. As of mid May, we expect to release the fully functional system in July 2019. There are no major obstacles to complete, all screen designs are complete with coding on screen functions and back end processing underway.
This is very exciting to follow and invest, and see a working system and anticipated revenue within weeks or months!

Our Products

Disruption time! Using business aircraft is the **fastest** travel mode for many trips, especially regional trips with no direct airline service. PAX opens up thousands of airports to travelers and is 4-5 times faster than driving. You get the benefits of private charter without the incredibly expensive cost. The graph on the right shows the "long tail" of trips that PAX flies, potentially a greater market than the thin number of routes served by the airlines.

PAX service provides the custom flight plans of on-demand requests, with per-seat shared pricing. And we use proprietary flight optimization systems to optimize flight schedules, further reducing costs.

We believe that **WingTips** is the first and only tool to allow passengers to request *on-demand* travel, and then self-aggregate through the App for *per-seat* pricing! This new mode of transportation does not currently exist, and you can be an investor right as the company "takes off!"



Problem: The Long Tail of Travel
PAX
PAX flies where the airlines don't
Airlines
Few routes, many passengers/trip, large planes
Traffic Per Route
PAX Flights
Many routes, few passengers/trip, small planes
Routes



PAX
Air Charter Meets AI for Custom Travel

The Personal Airline is easy to use with the look & feel of travel applications. Under the covers is a complex negotiation process working for you;

- Each request is unique, including personal flexibility
- Real-time feedback to reach a decision quickly
- AI powered to make better decisions
- Change/Cancellation tools for transparency when you need to make a change
- No egregious cancellation terms
- Options to set alerts, reserve a spot, and book seats
- Open to all users, no upfront fees or membership fees

With our Two-sided Market business model, we can deploy the technology in a way that promotes *network effects* to achieve rapid growth and potentially cash flow within only a few years.

The Personal Airline Advantages

On-Demand charter flights have value because you specify the flight plan and use the most convenient airports for your trip. Low cost comes from sharing the flight in a per-seat model. The team has done comprehensive research of our market and we believe The Personal Airline is the only platform that lets you set the flight request to your needs, receive real-time feedback from the AI service, offering you tips to bring your flight request together with other travelers, forming a flight.

Field of Dreams does not work - there are never enough requests at one time to make a flight! We know, we ran simulations to prove this.

For the business traveler, the App has a simple Look & Feel, making it intuitive to request a flight, almost exactly like searching for an airline flight. But the App then provides a guided process to determine what is flexible in your request, provides tips to you and other users, simultaneously, to bring multiple requests into a common flight.

This is serious technology, with multiple patent applications filings planned to protect our IP and provide more value to the company.



PAX
ASE VNQ



Two-Sided Market
PAX

Two Sided Market

Win-Win-Win model

Two Sided Markets exploit Network Effect incredibly well, driving a virtuous cycle that benefits both sides of the market. This results in more users finding flights quickly, and more operators being offered flight plans that overlap their schedules. Major platforms are all based on Two-sided market business models.



Behavioral Economics

Negotiate with dozens of people

Modern Economic research provides decision making rules that we implemented in our AI engine to provide high quality tips, reaching flights quicker while still



Flight Optimization

Not taught in University!

Bruce Sawhill has patents issued from other aviation ventures. PAX does not use these patents. Bruce's prior work at research labs, and private and government agencies, make him a *subject matter expert* in complex aviation logistics problems. The new



Big Data

The truth is out there...

With the wealth of Big Data from many sources, PAX is able to respond with better answers, faster, even when we don't have historical data for a region.

reaching flights quicker while still meeting each users' unique needs.

algorithms are trade secrets of PAX and may have patents filed on them in the future.

Our Market and Industry



Total Market:
400M Business
Trips/Year

Service Addressable:
6M Biz trips/year

Service Obtainable 3 years:
100k Trips/Year, $42M/year

The market focus at launch and for the first three years of service is business travelers on regional trips between 150 miles and 450 miles The Department of Transportation reports over 400 million business trips each year. Of these, 1.5% fit the PAX flight profile, providing 6 million trips each year for our *Service Addressable Market*.

Flights will be open to leisure travelers, and we have selected destination resorts we will provide service to. But we anticipate that business travelers will make up the majority of revenue in the initial launch.

Travel is Slowing to a Crawl

Traffic congestion in metropolitan areas and Mega Regions is impacting business productivity. The average time in traffic in major cities continues to rise each year according to US Census data from 2018. For professionals, this diminishes their quality of life and their value to their companies. Current market rates for private charter flights are about $15/mile, way too costly to be justified. In comparison, PAX flights have a targeted cost model of under $2/mile per seat, competitive with UberBlack service, or driving yourself if overnight costs are included. PAX does not need massive infrastructure spending and years before it is available. High speed rail, underground car tunnels, self-driving cars are all years or decades in the future at billions of dollars of expense. PAX uses existing charter aircraft which are under utilized, at over 5,000 airports across the country.





Flight Global is forecasting over 200 startups working on electric aircraft by end of this year. There are operational units already flying in proof of concept tests. These aircraft are expected to operate at 100-150 mph, with a range of 100-200 miles. Most trips are forecast to be <50 miles and carry three to five passengers. Travel within major metropolitan areas will have a new option available, at fares comparable to UberBlack service. These aircraft will need multiple passengers on a flight to hit the per-seat price target and due to capacity constraints of airspace. The Personal Airline team has been in contact with several eVTOL companies and there is keen interest in a Demand Management system like PAX that promotes the adoption of their aircraft for metro based air travel.

New Category of Airliners

Hybrid aircraft are also under development, in partnership with the major airline manufacturers. The aircraft manufacturers predict reduced operating costs around 50% with seating in the 10-20 range. PAX provides the tools for regional airlines to deploy these aircraft by having users generate *dynamic schedules*.

The establishment of PAX as the **per-seat, on-demand** platform opens a wealth of opportunities.



What Makes Our Team Special



The Personal Airline Extended Team

Bruce Sawhill, PhD.   Mike Azzarello

Ray Gedert

Teams Build Great Things!

Our team extends beyond Bruce and Mike. **Ray Gedert** is an early investor in PAX. As CEO of a marketing firm, he has advised and assisted in the creation of our Go To Market plan to drive new users while keeping the Customer Acquisition Cost low. **George Lebeau** advises on financial matters and strategy. He is also the "stabilizing agent", acting as a sounding board as we work through business ideas, and keeping the crazy ones in check. **Lynsey Martin** heads our customer service team (a team of one at the moment), with a well rounded background in projects and customer service, she is making sure PAX launches with great experience


George Lebeau


Lynsey Martin

Fred Reid
Advisor – Aviation Operations

James Miller, PhD
Advisor – Markets

for our users.

We have several people on our Advisory Committee that bring a wealth of knowledge and experience to PAX. Expertise of our advisers includes private aviation, government regulations with emphasis on aviation, and complex financial market transactions.

Invest in The Personal Airline Today!

Thank you for considering The Personal Airline. If you are here, you are probably interested but may have some questions. Contact me through the messaging service or directly at mike.azzarello@pax.aero.
This investment is meant to be a "no brainer" for the crowd funding investor seeking something that is fun and likely to be a service used by them.

As a Founding Investor you also get the Perks* to enjoy discounts on PAX flights, and maybe the winner of a free flight!

Perks listed above in Offering Terms.





September 2015 — Seed funding to market test
With a focus on exchange principals, PAX secures a seed round to develop a prototype to test the market.

January 2016 — Prototype launched
In partnership with Telluride Ski Resort, PAX launches flights from Denver airport to Telluride.

June 2016 — Hard Pivot
After lots of testing and trials, we discover that it's impossible to get enough individual flight requests to form a flight. Time to dig deep, ask tough questions, seek great answers.

November 2016 — Market Design
Create your entire market on paper, simulate it, see the obstacles, then work to solve them.

October 2017 — Breakthrough! WingTips is created!
Bruce uses behavioral economics to create an algorithm that leads to higher aggregation of passengers on flights, while maintaining the personal preferences of each user.

January 2019 — More money!
A convertible note provides funding to build the WingTips enabled system.

June 2019 — Launched on StartEngine
Now YOU can own a part of our company! Join now as a Founding Investor and get the same valuation as our Seed investors, plus great perks for some fun!

July 2019 — Ready for take off!
The working version of WingTips system is anticipated to launch mid-2019 providing flights in California, then expansion to Texas. (ANTICIPATED)

September 2019 — More funding
We are leveraging crowd platforms to reach people who are both investors and users. This is our planned second crowd funding campaign to fund growth. (ANTICIPATED)

January 2020 — Series A
Ready to close a Series A round to drive expansion. We anticipate being able to close in the first half of 2020, but these events are unpredictable and may not even happen. (ANTICIPATED)

Meet Our Team









Mike Azzarello
Founder & CEO

Mike brings over 20 years experience in the technology and aviation companies. His first company, JetLimo, successfully deployed several jet charter tools, such as online quoting, online sales of empty leg flights, a variation of per-seat, on-demand charter sales on line. Joining forces with Bruce Sawhill in 2014 lead to a the Personal Airline Exchange, specifically a business model that is tested in simulations and an online aggregation tool that leverages behavorial economic theory.



Bruce Sawhill, PhD
Founder & CTO

An advanced degree in Physics from Standford launched Bruce into a number of government and commercial ventures, almost all focused on aviation. Dr. Sawhill is Co-Founder and CTO of Personal Airline Exchange (PAX). Dr. Sawhill works at the intersection of data science, machine learning, optimization, networks and markets. A co-founder of DayJet and NextGen AeroSciences, Bruce has been pushing research and development for aviation related opportunities. PAX leverages technology not available when he was at DayJet, to realize the full potential of a new travel model for travelers.





Lynsey Martin
Customer Service Manager

Lynsey brings experience and enthisiam to PAX. She has worked a legal assistant, Program Coordinator for a corporate event company, social marketing consultant and customer service for multiple companies. With a great understanding of aviation and the PAX model, Lynsey drives activity from sales through touch down.





Ray Gedert
Board Member, Early Investor

Entrepreneur in technology and marketing services. Ray is an early investor in PAX and continues to offer incredible guidance and insight as a Board member.





George Lebeau
Board Director

Experienced Business Manager overseeing the investment portfolio of an ultra high net worth single family office. Responsible for the oversight and risked based returns for all elements of the commercial portfolio. Specific experience in partnering closely with entrepreneurs to develop business strategy, project cash flows, and execute marketing strategies to work towards an exit. Strengths include Entrepreneurship, Venture Capital, Software Development Life Cycle (SDLC), Management, and Financial Modeling.



Offering Summary

Company :	Personal Airline Exchange, Inc.
Corporate Address :	805 PASEO DEL ROBLEDO, THOUSAND OAKS, CA 91360
Offering Minimum :	$10,000.00
Offering Maximum :	$107,000.00
Minimum Investment Amount (per investor) :	$300.00

Terms

Offering Type :	Equity
Security Name :	Common Stock
Minimum Number of Shares Offered :	10,000
Maximum Number of Shares Offered :	107,000
Price per Share :	$1.00
Pre-Money Valuation :	$3,625,266.00

If we reach our $107,000 goal

One investor randomly selected to receive a same day, round trip on a business aircraft for up to four passengers; up to one hour flight time for each segment

Four investors randomly selected to receive a coupon good for one seat on a PAX flight

One entry for every 100 shares purchased

Winners selected within 30 days of completion of fundraising

Perks

Perks

If you invest $476 to $1,427, you will receive a coupon good for 10% off a PAX flight

If you invest $1,428 to $4,759, you will receive two coupons each good for 20% off a PAX flight

If you invest $4,760 and higher, you will receive four coupons each good for 40% off a PAX flight

All perks are awarded after the offering is closed. Flight coupon Perks are contingent upon launch of the service and availability of flights, which is not guaranteed.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments.

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Follow Personal Airline, Incorporated to get notified of future updates!

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Privacy - Terms

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Today, we have the power to control the world from our finger tips.

Gone are the days of waiting for a taxi on the side of the road. We now call a car with a touch of a button when we are ready to depart.

Eating at your favorite restaurant is nice. Getting your favorite dinner delivered after you come home from work is nicer.

We live life "on demand", with the ability to control what we want when we want it. Technology is transforming society from ride sharing apps to market place aggregators, putting you in control. Yet the airline industry has been left behind.

Think about the list time you traveled on a plane...

The airlines told you where and when you could fly.

Dealing with long security lines...

Sandwiched between strangers.

But at least they give you a free soda.

Today ... that... changes! Welcome aboard The Personal Airline!

Leveraging revolutionary and proprietary technology, the Personal Airline is connecting travelers to charter aircraft via the first ever "per seat, on-demand" marketplace.

The Personal Airline isn't an airline operator, but a marketplace giving you an "on demand" flight experience with the low cost of "per seat" pricing - you go where you want to go, when you want to go, four times faster than airlines or driving, having more time to focus on what matters.

And what really matters.

Your travel day probably starts like this...

Or this...

Or maybe even this...!

The Personal Airline believes your next trip should start like this...

And even feel like this...

So you have more time for what's important...

And what is really important!

Tired of being herded through airports, or driving for hours on congested freeways, would you like to use business aircraft for fast, convenient trips but only pay for your seat!

Look at becoming a Founding Investor of The Personal Airline Exchange.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, and the minimum offering period of 21 days has been met, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

<u>Minimum and Maximum Investment Amounts</u>

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.